

December 10, 2010

Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

      Re: **Composite Technology Corporation**
             Form 10-K for the fiscal year ended September 30, 2009
             Filed December 14, 2009
             File No. 000-10999

Dear Mr. Carney:

      We have completed our review of your filings and do not have any further comments at this time.

             Sincerely,

             Brian Cascio
             Accounting Branch Chief